ZenGUARD™ Enhanced Air Filters to Be Added as Class 1
Medical Device Under Zentek's Medical Device Establishment
Licence

Guelph, ON - November 27, 2024, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces its decision that its ZenGUARD™ Enhanced Air Filters will be added under the company's existing medical device establishment licence ("MDEL"), similar to ZenGUARD™ Surgical Masks.

  Initial test work and validation began on ZenGUARD™ Enhanced Air Filters in early 2021, culminating in the award of an Innovative Solutions Canada ("ISC") Testing Stream.
  The purpose of the ISC Testing Stream - The Government of Canada contract awarded in 2021 - was to determine whether ZenGUARD™ Enhanced Air Filters could achieve a significant net reduction in airborne respiratory pathogens, thereby validating it as an effective device to mitigate the transmission of disease.
  Independent proof-of-concept testing and validation was completed by the National Research Council of Canada in their unique bioaerosol facility, a purpose-built modular room intended to simulate the risk of infection in a real-world classroom environment. LMS Technologies Inc. was subsequently contracted to test ZenGUARD™ Enhanced Air Filter finished products and reported an average viral filtration efficiency ("VFE") enhancement of ~66% compared to an untreated filter, or an average ~67% VFE under simulated operating conditions over 6 months with negligible change in pressure drop.
  This extensive testing program was conducted over the course of approximately two years and successfully demonstrated that ZenGUARD™ Enhanced Air Filters can achieve a significant reduction in airborne respiratory pathogens to help mitigate the transmission of disease indoors.

  To further validate this, the Company completed a study with ParticleOne, a RWDI Ventures company. ParticleOne's computational model showcased ZenGUARD™ Enhanced Air Filter's viral filtration action, effectively reducing the spread of viral pathogens and enhancing indoor safety. It also demonstrated potential cost savings from absenteeism related to poor indoor air quality.

Quality Management System

Prior to distributing and selling an additional medical device in Canada, certain testing, process updates and additional documentation related to the Company's supply chain will be required to qualify ZenGUARD™ Enhanced Air Filters as a medical device under its MDEL and ensure compliance with its ISO 13485:2016 Quality Management System. While this process will take additional time and resources, the Company expects it to be significantly less than that required under the previous pathway to market being pursued.

"ZenGUARD™ Enhanced Air Filters will offer a safe and effective way to help prevent the transmission of disease indoors without increasing energy consumption and emissions. This unique value proposition was borne out of an ask from the Government of Canada's Innovation Science and Economic Development agency - and we look forward to fulfilling that ask and helping many others in Canada with a safe and effective technology," said Greg Fenton, CEO of Zentek.

Management Changes

The Company also announces that Nick Hansford, Vice President, Strategy and Product Development, and member of the Zentek management team, has left the company to pursue other opportunities.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and aims to do the same for HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

For further information on Zentek:

investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.